September 6, 2006
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Hallmark Financial Services, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 23, 2006 File No. 001-11252
Dear Mr. Rosenberg:
     By letter dated June 20, 2006, the Staff of the Securities and Exchange Commission (“SEC”) provided written comments to Hallmark Financial Services, Inc. (the “Company”) regarding the above-referenced filing. The Company responded to such comments by correspondence filed via EDGAR on July 3, 2006. On August 25, 2006, Ms. Dana Hartz of the SEC Staff orally provided three comments to the Company’s response. The Company responded to such additional comments by correspondence filed via EDGAR on August 29, 2006. On September 6, 2006, Ms. Hartz orally requested clarification of the final response contained in the Company’s correspondence dated August 29, 2006. This letter is intended to respond to this latest oral request for clarification.
     In connection with the agreement between Hallmark General Agency, Inc. (“HGA”) and Clarendon National Insurance Company (“CNIC”), the commission revenues and expenses related to these policies are deferred and recognized pro rata over the period covered by the underlying policies. The unearned commission revenues are included in “Unearned revenue” on the Company’s consolidated balance sheet. The prepaid commission expenses are included in “Deferred policy acquisition costs” on the Company’s consolidated balance sheet.

     In future filings, commencing with its next Form 10-K, the Company will clarify its relationship with third party insurers. In such future filings, the Company will also clarify where commission revenues and expenses attributable to such arrangements with third party insurers are recorded in its consolidated balance sheet.
     In connection with our response to the Staff’s comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the foregoing responds sufficiently to the Staff’s request for additional clarification. If you have any questions concerning the Company’s responses, please do not hesitate to contact our Chief Accounting Officer, Jeffrey R. Passmore, or the undersigned at 817-348-1600.

Very truly yours, Mark J. Morrison President, Chief Executive Officer

cc:	Mark E. Schwarz, Executive Chairman Jeffrey R. Passmore, Chief Accounting Officer Cecil R. Wise, General Counsel Steven D. Davidson, Esq. Anne M. Mascarenhas, CPA